Norsemont Mining Inc.
507 – 700 West Pender Street
Vancouver, British Columbia Canada V6C 1G8
Tel: (604) 669-9788
Fax: (604) 669-9768

September 12, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: H. Roger Schwall, Assistant Director

Re:	Norsemont Mining Inc.
Registration Statement on Form 20-F
File No. 000-52570

Dear Mr. Schwall:

          We hereby request that Norsemont Mining Inc.’s (the “Company”) Registration Statement on Form 20-F as originally filed on April 16, 2007, and as amended on June 19 and July 23, 2007, be withdrawn. The Company requests that this withdrawal take effect immediately or as soon hereafter as is practicable.

          Should you have any questions or require additional information regarding the foregoing, please contact the undersigned at:

          Norsemont Mining Inc.
          507 – 700 West Pender Street
          Vancouver, British Columbia Canada V6C 1G8
          Tel: (604) 669-9788
          Fax: (604) 669-9768

          Attention: Tony M. Ricci, Chief Financial Officer

Sincerely,

NORSEMONT MINING INC.

/s/ Tony M. Ricci

Tony M. Ricci, Chief Financial Officer

cc: Thomas M. Rose, Troutman Sanders LLP